UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the year ended December 31, 2017

or

☐         Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
 For the transition period from                      to                       .

COMMISSION FILE NUMBER: 000-26076

SINCLAIR BROADCAST GROUP, INC.
401(k) RETIREMENT SAVINGS PLAN
(Full Title of Plan)

SINCLAIR BROADCAST GROUP, INC.
(Exact name of Registrant as specified in its charter)

10706 Beaver Dam Road
Hunt Valley, Maryland 21030
(Address of principal executive office, zip code)

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2017 AND 2016

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Investment Committee and Audit Committee
Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of delinquent participant contributions and schedule of assets (held at end of year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan's 2017 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan's auditor since 2007.

Bethesda, Maryland
June 29, 2018

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Investments, at fair value	$371,504,442	$307,425,572
Investments, at contract value	35,866,379	32,612,064

Total investments	407,370,821	340,037,636

Receivables
Employee contributions	13,322	14,493
Employer contributions	7,197,367	6,987,590
Participant notes receivable	6,737,394	6,191,496

Total receivables	13,948,083	13,193,579

Total assets	421,318,904	353,231,215

LIABILITIES
Excess contributions refundable	120,196	237,186

Net assets available for benefits	$421,198,708	$352,994,029

See notes to the financial statements.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2017

Additions:
Income on investments and participant notes receivable
Net appreciation in value of investments	$58,110,284
Dividend income	1,809,839
Interest on participant notes receivable	289,016

Income on investments and participant notes receivable	60,209,139

Contributions:
Employees	28,957,588
Employer	7,224,867
Rollovers	3,736,960

Total contributions	39,919,415

Total additions	100,128,554

Deductions:
Benefit payments	31,749,842
Administrative expenses	174,033

Total deductions	31,923,875

Net increase	68,204,679

Net assets available for benefits:
Beginning of the year	352,994,029

End of the year	$421,198,708

See notes to the financial statements.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - PLAN DESCRIPTION

The following description of Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of this summary are available from Sinclair Broadcast Group, Inc. (the “Company” or “Employer”), Human Resources Department.

General

The Plan was adopted on January 1, 1988 and has since had multiple amendments or restatements pursuant to a Massachusetts Mutual Life Insurance Company (“Mass Mutual”) Non-standardized 401(k) Profit Sharing Plan Volume Submitter Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a participatory defined contribution plan covering substantially all the Company’s employees. Mass Mutual is the administrator of the Plan and operates the plan in accordance with the Plan documents. Reliance Trust Company is the trustee of the Plan. The Board of Directors is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Directors. An employee is eligible to participate in the Plan upon successful completion of the introductory period (90-day evaluation period to which all new employees and re-hires are subject). Re-hires, if eligible to participate in the Plan on their date of termination, are eligible to enter the Plan on the date of re-hire. Although employees may participate in the Plan, they will not be eligible to receive the discretionary Company match until they have completed one year of service. An employee will earn a year of service if they are credited 1,000 hours during the 12-month period immediately following their date of hire or if they are credited 1,000 hours during any Plan year beginning after their date of hire. Employees are credited 45 hours of service a week towards their eligibility. In addition, once a participant completes a year of service, in order to receive the discretionary match, they must also be employed on the last day of the Plan year for which the match pertains. The Plan's service requirement for participation is 75 days.

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 85% of their total compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, and the participant’s pro rata share of earnings or losses on invested assets of the trust funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company’s matching contribution for all participating employees is discretionary and during 2017, the match was equal to 50% of the employee’s contributions limited to the first 4% of compensation the employee contributed. Contributions to the Plan are invested in the available investment options in accordance with the participant’s election. A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions and any vested Employer contributions to the Plan, reduced by any outstanding loan balances. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

The terminating member must forfeit the current unvested value of the Employer’s contribution to their account. In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the Employer. Participants are fully vested in their contribution to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20% vested in Employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service.

Effective January 1, 2018, the Plan was amended to a Safe Harbor Match contribution plan which eliminates the auto enrollment process. With the Safe Harbor Match Contribution, the Company will match 100% of the first 3% of contributions made by an eligible employee plus 50% match up to the next 2%. All matching contributions for the 2018 plan year will be 100% vested immediately.

Unallocated assets which consist of forfeited amounts and unapplied loan payments in the Plan were $533,765 and $276,282 as of December 31, 2017 and 2016, respectively. During 2017, forfeitures of $371,113 were used to fund Employer contributions. Unallocated assets relating to forfeited amounts are invested in the guaranteed investment contract.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

The December 31, 2017 and 2016 Employer contributions consist of a receivable that was funded subsequent to the Plan’s year end with the Company’s common stock. The Company may also make additional discretionary profit sharing contributions each year. There were no additional discretionary contributions during the year ended December 31, 2017.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options except the Sinclair Broadcast Group Common Stock Fund ("Common Stock Fund"). Employer contributions are invested in the Sinclair Broadcast Group, Inc. Common Stock Fund, but may be redirected by participants to other fund options immediately. Participants may subsequently redirect invested balances back into the Common Stock Fund up to the amount previously included in the Common Stock Fund.

During 2017, the Company hired employees in connection with the acquisition of certain businesses. Upon hire, these employees were immediately eligible to participate in the Plan and were credited with service earned while employed by these television station owners, except for employees related to our acquisition of Bonten Media Group Holdings, Inc. who became eligible on January 1, 2018. These employees also have the option to roll their account balance into the Plan.

Excess Contributions Refundable

In order to pass the Actual Deferral Percentage test and the Actual Contributions Percentage test under Section 401(a) of the Internal Revenue Code (“IRC”), as of December 31, 2017 and 2016, a refund of contributions plus related investment earnings, totaling $120,196 and $237,186, respectively, has been recorded as a liability to certain employees with a corresponding reduction to contributions.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Notes Receivable

Participants have the option to borrow from the vested portion of their account. The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing plus 1%. The rates charged to participants on current loans outstanding ranged from 3.25% to 10.25% as of December 31, 2017 and 2016. Participants may have two loans outstanding at one time. Generally, the term of the loans may not exceed five years. Interest income from these loans is treated as income to the Plan. Principal and interest are paid ratably through bi-weekly payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has evaluated subsequent events for recognition and disclosure through the date of this filing.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for certain investment contracts discussed below. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For further information see Note 3 - Fair Value Measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recorded on a trade-date basis. The net appreciation of the fair value of investments consists of realized and unrealized gains and losses and dividends. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefit payments are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; or

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2017 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$78,533,401	$—	$—	$78,533,401
Money Market Fund	—	11,076	—	11,076
Pooled Separate Accounts	—	252,041,102	—	252,041,102
Common Stock Fund	—	40,918,863	—	40,918,863
Total investments measured at fair value	$78,533,401	$292,971,041	$—	$371,504,442

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$10,531	$—	$10,531
Pooled Separate Accounts	—	273,602,195	—	273,602,195
Common Stock Fund	—	33,812,846	—	33,812,846
Total investments measured at fair value	$—	$307,425,572	$—	$307,425,572

The following is a description of the valuation methodologies for assets measured at fair value. There have been no changes to the methodologies used as of December 31, 2016.

Pooled Separate Accounts

The pooled separate accounts are valued using the net unit value, which is based on the fair value of the underlying assets of the account. Redemptions may occur on a daily basis. The use of net asset value as fair value is deemed appropriate as the pooled separate accounts do not have a finite life, unfunded commitments relating to investments, or restrictions on redemptions.

Mutual Funds

The Mutual Funds are valued at the daily closing price as reported by the fund. The Mutual Funds held by the plan are open-end Mutual Funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The Mutual Funds held by the plan are deemed to be actively traded.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

Common Stock Fund

The Sinclair Broadcast Group, Inc. Common Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of the Company’s common stock which is valued at its quoted market price and funds held in the Investors Bank and Trust Money Market Fund sufficient to meet the Fund’s daily cash needs. The Fund is unitized to allow for daily trades. The value of a unit reflects the combined market value of the Company’s common stock and the cash investments held by the Fund. As of December 31, 2017, 769,376 units were outstanding with a unitized value of $53.18 per unit. As of December 31, 2016, 738,188 units were outstanding with a unitized value of $45.81 per unit. The market value of the Company’s Class A common stock as of December 31, 2017 and 2016 was $37.85 and $33.35, respectively. The money market fund is valued at net asset value of the units held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 - INCOME TAX STATUS

The underlying prototype plan has received an opinion letter from the IRS dated March 31, 2014 stating that the form of the Plan is qualified under Section 401 of the IRC and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letters. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - FULLY BENEFIT-RESPONSIVE GUARANTEED INVESTMENT CONTRACT

The Plan invests in a guaranteed investment contract, the Guaranteed Interest Account, with an insurance company that qualifies as a fully benefit-responsive investment contract.

The Guaranteed Interest Account investment option is provided through a group annuity contract in which the Plan is invested. Under the terms of a group annuity contract, a crediting rate is established for amounts invested in the guaranteed interest account and participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their account balance at contract value. Contract value represents contributions plus credited interest less participant withdrawals and fees. The Plan considers this investment option to be fully benefit-responsive notwithstanding the liquidation value events under the contract that limit the ability of the Plan to transact at contract value.

The average yield earned is calculated by dividing the annual interest credited to the Plan during the Plan year by the average annual fair value. The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the Plan year by the average annual fair value. The average yield earned by the Plan and the average interest rate credited to participants is the same, therefore, no adjustment is needed. As of December 31, 2017, there were no reserves against contract values for credit risk of contract issuers or otherwise.

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the Employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor's business; (5) removal from the Plan of one or more groups or classifications of participants; (6) partial or complete Plan termination; or (7) Plan disqualification.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7 - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$421,198,708	$352,994,029

Employee contributions receivable	(13,322)	(14,493)
Employer contribution receivable	(7,197,367)	(6,987,590)
Excess contributions refundable	120,196	237,186

Net assets available for benefits per the Form 5500	$414,108,215	$346,229,132

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2017:

Employer contributions per financial statements	$7,224,867
Less: Employer contribution receivable at end of year	(7,197,367)
Add: Employer contribution receivable at beginning of year	6,987,590

Employer contributions per the Form 5500	$7,015,090

The following is a reconciliation of employee contributions per the financial statements to the Form 5500 for the year ended December 31, 2017:

Employee contributions per financial statements	$28,957,588
Less: employee contributions receivable at end of year	(13,322)
Add: employee contributions receivable at beginning of year	14,493
Add: corrective distributions for the year ended December 31, 2017	137,209

Employee contributions per the Form 5500	$29,095,968

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

The following is a reconciliation of corrective distributions per the financial statements to the Form 5500 for the year ended December 31, 2017:

Corrective distributions included within employee contributions per financial statements	$137,209
Less: excess contributions refundable at end of year	(120,196)
Add: excess contributions refundable at beginning of year	237,186

Corrective distributions per the Form 5500	$254,199

NOTE 8 - RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

The Employer matching contributions are made in shares of the Sinclair Broadcast Group, Inc. common stock. During 2017, the Employer matching contributions amounted to $7,197,367. Dividends received on Sinclair Broadcast Group, Inc. common stock during 2017 were $758,000.

Certain Plan investments are pooled separate accounts and a guaranteed investment contract managed by MassMutual Financial Group, an affiliate of MassMutual. MassMutual is the third party administrator as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to MassMutual of $174,033 for the year ended December 31, 2017, which were not covered by revenue sharing. The Employer pays directly any other fees related to the Plan's operations.

NOTE 9 - NONEXEMPT TRANSACTIONS

As reported on the supplementary Schedule of Delinquent Participant Contributions (Schedule H, Line 4a), certain Plan contributions were not remitted to the to the trust within the time frame specified by the Department of Labor's Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2017. Plan management corrected the late contributions during 2018.

SUPPLEMENTAL INFORMATION

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

EIN: 52-1494660 Plan # 001
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2017

		Total that Constitute Nonexempt Prohibited Transactions
Year	Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
2017	$20,094	$20,094	—	—	—

See Report of Independent Registered Public Accounting Firm

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

EIN: 52-1494660 Plan # 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Current Value
*	Guaranteed Interest Account (contract value)	2,264,474 units		$35,866,379

*	Select EQ Opps (Wellington/TRP)	31,452 units		22,899,347
*	Premier Core Bond (Barings)	5,366 units		12,695,161
*	Select Fundamental Value (Wlgn/Brw Hnly)	72,614 units		22,695,060
*	Sel Overseas (MFS/Harris)	39,404 units		10,206,332
*	Select TRP/LS Blue Chip Growth	76,544 units		35,386,813
*	Global Strategic Income (OFI)	20,010 units		5,460,155
*	Select Mid Cap Growth (TRP/Frontier)	12,962 units		9,203,253
*	Select Wellington/OFI Small Cap Growth	12,882 units		5,899,353
*	Select Gr Opprts (Sands/JSP)	36,179 units		6,667,597
*	RetireSMART 2020	121,829 units		26,387,061
*	Select Small Company Value (Clover/TRP/INVSC)	9,756 units		3,905,120
*	RetireSMART 2030	166,528 units		38,739,404
*	Premier Global (OFI)	12,669 units		3,464,098
*	RetireSMART 2040	96,609 units		23,357,166
*	RetireSMART 2010	16,230 units		3,202,586
*	Mid Cap Value (Columbia)	17,587 units		3,335,477
*	RetireSMART 2050	103,710 units		18,036,563
*	RetireSMART in Retirement	2,620 units		500,558
	American Funds EuroPacific Growth	152,867 shares		8,581,936
	American Funds Washington Mut.	184,036 shares		8,404,937
	MFS International New Discover	116,733 shares		4,172,046
	Vanguard 500 Index Fund	127,139 shares		31,380,492
	Vanguard Mid Cap Index Fund	31,858 shares		6,102,453
	Vanguard Small Cap Index Fund	145,307 shares		10,284,839
	Vanguard Total Bond Market Index	637,896 shares		6,857,382
	Vanguard Developed Markets Ind	190,792 shares		2,749,316
*	Premier Money Market Fund	84 units		11,076

*	Sinclair Broadcast Group, Inc. Common Stock Fund	769,376 units		40,918,862
*	Participant loans	Interest at 3.25% - 10.25%, maturing on various dates, secured by the participant’s account balance		6,737,393
	Total			$414,108,215

* Party-in-interest
(1) Historical cost has not been presented as all investments are participant directed.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

By:    /s/ David R. Bochenek
David R. Bochenek
Senior Vice President / Chief Accounting Officer

Dated: June 29, 2018

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm